UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 29, 2022

Magnum Opus Acquisition Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40266	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Unit 1009, ICBC Tower, Three Garden Road, Central, Hong Kong
(Address of principal executive offices, including zip code)

(852) 3757 9857

(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	OPA	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	OPA WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	OPA.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On September 30, 2022 (Hong Kong Time)/September 29, 2022 (Eastern Time), Magnum Opus Acquisition Limited, a Cayman Islands exempted company (the “SPAC”), entered into an Agreement and Plan of Merger (the “Business Combination Agreement”) with Asia Innovations Group Limited., a Cayman Islands exempted company (“ASIG”) and Connect Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (the “Merger Sub”), which provides for the Merger (as defined below) and other transactions in connection therewith (collectively, the “Business Combination”). The time of the closing of the Merger is referred to herein as the “Closing.” The date of the Closing of the Merger is referred to herein as the “Closing Date.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement.

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the board of directors of the SPAC.

The Business Combination and Consideration

Subject to, and in accordance with, the terms and conditions of the Business Combination Agreement, among other things, (i) on the Closing Date immediately prior to the Effective Time, all Amended 2020 Convertible Notes, Amended 2021 Convertible Notes, 2022 Convertible Notes, and 2022 Major Investor Convertible Notes (to the extent holders of such 2022 Major Investor Convertible Notes elect to so convert) that are outstanding shall be converted into Company Pre-Subdivision Ordinary Shares (par value $0.00001 per share) in accordance with the respective terms and conditions therein, (ii) each outstanding Company Pre-Subdivision Ordinary Share and Company Pre-Subdivision Preferred Share (other than such shares held by Key Executives) shall be subdivided into such number Company Class A Ordinary Shares equal to the Subdivision Factor and re-designated as Company Class A Ordinary Shares if applicable, (iii) each outstanding Company Pre-Subdivision Ordinary Share and Company Pre-Subdivision Preferred Share held by Key Executives shall be subdivided into such number of Company Class B Ordinary Shares equal to the Subdivision Factor and re-designated as Company Class B Ordinary Shares if applicable, (iv) the CEHK Warrant shall be amended to provide that the amended CEHK Warrant is exercisable for a number of Company Class A Ordinary Shares pursuant to the terms therein and (v) each Company Option, Key Executive Option, Company RSU and Key Executive RSU shall be converted pursuant to the terms of the Business Combination Agreement (items (i) through (v), the “Recapitalization”).

Pursuant to the Business Combination Agreement, immediately prior to the Effective Time, each SPAC Class B Share shall be automatically converted into one (1) SPAC Class A Share (par value $0.0001 per share). Immediately prior to the Effective Time, the SPAC Class A Shares and the SPAC Public Warrants comprising each issued and outstanding unit of the SPAC (“SPAC Unit”), consisting of one (1) SPAC Class A Share and one-half (1/2) of one (1) SPAC Public Warrant, will be automatically separated (“Unit Separation”) and the holder thereof will be deemed to hold one (1) SPAC Class A Share and one-half (1/2) of one (1) SPAC Public Warrant. No fractional SPAC Public Warrants will be issued in connection with the Unit Separation such that if a holder of such SPAC Units would be entitled to receive a fractional SPAC Public Warrant upon such separation, the number of SPAC Public Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of SPAC Public Warrants and no cash will be paid in lieu of such fractional SPAC Public Warrants.

Subject to, and in accordance with, the terms and conditions of the Business Combination Agreement, on the Closing Date and immediately prior to the Effective Time, (i) each issued and outstanding SPAC Class A Share shall be converted automatically into the right of the holder thereof to receive one Company Class A Ordinary Share after giving effect to the Recapitalization, and (ii) each issued and outstanding SPAC Warrant (including the SPAC Public Warrants held as a result of the Unit Separation) sold to the public and to Magnum Opus Holdings LLC, a Cayman Islands limited liability company (“Sponsor”), in a private placement in connection with the SPAC’s initial public offering will be automatically converted into one (1) Company Warrant exercisable for Company Class A Ordinary shares in accordance with its terms. At the Closing, in accordance with the Companies Act (as revised) of the Cayman Islands, Merger Sub will merge with and into the SPAC, the separate corporate existence of Merger Sub will cease and the SPAC will be the surviving corporation and a wholly-owned subsidiary of ASIG (the “Merger”).

The “Subdivision Factor” is a number resulting from dividing (i) the result of (x) $2,500,000,000 minus (y) the Convertible Notes Adjustment Amount, divided by (z) $10.00, minus (y) the aggregate number of SPAC Class A Shares entitled to receive Merger Consideration pursuant to the Business Combination Agreement at Closing (assuming for these purposes that the SPAC Class B Conversion, as may be modified by the Sponsor Support Agreement, has already occurred), by (ii) the Aggregate Fully Diluted Company Shares, and (y) $10.00. The “Aggregate Fully Diluted Company Shares” means, without duplication as of immediately prior to the Share Subdivision, the sum of (a) the aggregate number of Pre-Subdivision Shares that are issued and outstanding, excluding (1) all Pre-Subdivision Shares held by the trust established for ASIG’s share incentive plan which have not been allocated to or otherwise do not correspond to any issued and outstanding restricted share unit of ASIG and (2) any Pre-Subdivision Shares or restricted share units of ASIG that may be issued in connection with investments and acquisitions that ASIG is permitted to make following the date of the Business Combination Agreement but before the Closing under the Business Combination Agreement, and (b) the aggregate number of Pre-Subdivision Shares that are issuable upon the exercise, exchange or conversion of all outstanding Company Convertible Securities or that are issuable in connection with any Transaction Financing.

Representations and Warranties; Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. The representations and warranties made under the Business Combination Agreement will not survive the Closing.

In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, (i) a covenant of each party to use its reasonable best efforts to cause the Business Combination to be consummated after the date of the Business Combination Agreement as promptly as reasonably practicable, (ii) a covenant of the SPAC to convene an extraordinary general meeting of the SPAC and of the board of directors of the SPAC to recommend that the shareholders of the SPAC approve the shareholder proposals, except that the board of directors of the SPAC may postpone or adjourn such extraordinary general meeting to comply with applicable law, to ensure that any supplement or amendment to the proxy statement is required under applicable law to be disseminated to the SPAC shareholders, if there are insufficient SPAC shares represented to constitute a quorum and in order to seek withdrawals from redemption requests if this will cause the sum of (x) amount of cash in the trust account (after taking into account the redemption by SPAC shareholders) and (y) proceeds from the Transaction Financing to fall below $150,000,000, (iii) covenants providing that the parties will not solicit, initiate, encourage or continue discussions with respect to any other Alternative Transaction Proposal, (iv) a covenant by ASIG to deliver to the SPAC the audited financial statements that have been prepared in accordance with PCAOB auditing standards by a PCAOB qualified auditor and other audited financial statements of ASIG that are required to be included in the proxy statement, and (v) a covenant by the SPAC that in the event that the Merger is not consummated by February 1, 2023 and it is reasonably determined by ASIG and the SPAC that is reasonably likely that the Merger will not be consummated by March 25, 2023, the SPAC shall (with ASIG’s reasonable cooperation) use reasonable best efforts to file a proxy statement and to amend the organization documents of the SPAC in order to extend the date by which the SPAC must consummate the Merger in accordance with its organization documents.

Conditions to Each Party’s Obligations

Under the Business Combination Agreement, the obligations of the parties (or, in some cases, some of the parties) to consummate the Merger are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) the accuracy of representations and warranties to various standards, from no material qualifier to a material adverse effect qualifier, (ii) material compliance with pre-closing covenants, (iii) no material adverse effect both for the SPAC and ASIG and its subsidiaries, (iv) the delivery of customary closing certificates, (v) receipt of all consents from Competition Authorities, (vi) the absence of a legal prohibition on consummating the transactions, (vii) approval by the SPAC’s and ASIG’s shareholders, (viii) approval of a listing application on the NYSE for newly issued shares, and (ix) the SPAC having at least US$5,000,001 of net tangible assets remaining after redemption. ASIG’s obligation to consummate the Merger is also subject to the amount of available cash of the SPAC from a combination of the SPAC’s trust account and Transaction Financing being no less than $150,000,000.

Transaction Financing

As promptly as reasonably practicable after the execution of the Business Combination Agreement, the SPAC and ASIG shall use reasonable best efforts to enter into subscription agreements with certain investors (the “Transaction Financing Investors”), pursuant to which the Transaction Financing Investors commit to purchase Equity Securities of ASIG, with the form of such Equity Securities of ASIG to be agreed by the SPAC and ASIG in the aggregate amount of $150,000,000 (the “Transaction Financing”). The Transaction Financing shall be consummated within ninety (90) days after the date of the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the closing of the Merger, including, among things, (i) by mutual written consent of the SPAC and ASIG, (ii) upon any permanent injunction or other governmental order preventing the consummation of the transactions which shall have become final and non-appealable, (iii) upon a material breach of any representation, warranty, covenant or agreement (subject to an opportunity to cure, if such violation or breach is capable of being cured) and (iv) if the Merger has not been consummated by the first anniversary of the date of the Business Combination Agreement and such failure in closing beyond such date is not primarily due to the breach of the Business Combination Agreement by the party seeking to terminate.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the SPAC’s public disclosures.

Other Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Sponsor Lock-Up and Support Agreement

Concurrently with the execution of the Business Combination Agreement, the SPAC, the Sponsor, certain directors and officers of the SPAC listed thereto (together with the Sponsor, each a “SPAC Shareholder”) and ASIG entered into a sponsor lock-up and support agreement (the “Sponsor Support Agreement”), pursuant to which each SPAC Shareholder has agreed to, among other things, vote to adopt and approve Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby, not transfer any Subject Shares of the SPAC until termination of the Sponsor Support Agreement, waive or not otherwise perfect any anti-dilution or similar protection with respect to any founder shares of the SPAC and not elect to have any share of the SPAC redeemed in connection with the transactions.

Additionally, the Sponsor is subject to certain forfeiture, earn-out and vesting restrictions pursuant to the Sponsor Support Agreement with respect to: (i) the Sponsor Founder Shares; and (ii) Sponsor Founder Warrants. Such forfeiture restrictions on the Sponsor Founder Shares and Sponsor Founder Warrants are based on the amount of the Available SPAC Cash.

Further, the Sponsor Support Agreement also requires that each Major SPAC Shareholder (as defined in the Sponsor Support Agreement) to agree to not to transfer (i) 50% of such Major SPAC Shareholder’s the Locked-Up Shares for a period of six (6) months after the Closing Date and (ii) such Major SPAC Shareholder’s remaining Locked-Up Shares for a period of one (1) year after the Closing Date, with certain exceptions and carveouts.

ASIG acknowledges that it is a party to certain Shareholders Agreement, convertible notes, restricted share unit agreements and share option agreements, each containing lock-up restrictions that apply from and after the Closing (the “Company Shareholder Lock-Up”). To the extent that ASIG grants any ASIG shareholder (including holders of restricted share units and options of ASIG) a release of all or a portion of the Company Ordinary Shares or Company Awards that are subject to such Company Shareholder Lock-Up (each a “Company Shareholder Release”), (i) ASIG shall, prior to each Company Shareholder Release, notify each Major SPAC Shareholder of such Company Shareholder Release; and (ii) to the extent ASIG has released an aggregate of 1,000,000 equity securities of ASIG from the Company Shareholder Lock-Up prior to such Company Shareholder Release, each Major SPAC Shareholder shall have the same pro rata portion of such Major SPAC Shareholder’s Locked-Up Shares released from the Lock-Up Restrictions (starting first from such Locked-Up Shares that are subject to a six-month lock-up).

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Company Shareholder Voting Agreement

Concurrently with the execution of the Business Combination Agreement, the SPAC, ASIG and certain shareholders of ASIG listed thereto (each an “ASIG Shareholder”) entered into a voting agreement (the “ASIG Voting Agreement”), pursuant to which each ASIG Shareholder has agreed to, among other things, vote to adopt and approve Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby, and to not transfer any Subject Shares (as defined in the ASIG Voting Agreement) of ASIG until termination of the ASIG Voting Agreement.

The foregoing description of the ASIG Voting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the ASIG Voting Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Registration Rights Agreement

At the Closing, ASIG, the Sponsor and other parties listed thereto will enter into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement,  ASIG will agree to undertake certain resale shelf registration obligations in accordance with the U.S. Securities Act of 1933, as amended (the “Securities Act”) and certain holders have been granted customary demand and piggyback registration rights.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Assignment, Assumption and Amendment Agreement

Immediately prior to the Closing, the SPAC, ASIG, and Continental Stock Transfer & Trust Company (“Continental”) will enter into an assignment, assumption and amendment agreement (the “Assignment and Assumption Agreement”), pursuant to which the SPAC will assign to ASIG all of its rights, interests, and obligations in and under the Warrant Agreement, dated March 23, 2021, by and between the SPAC and Continental, and the terms and conditions of such Warrant Agreement shall be amended and restated to, among other things, reflect the assumption of the SPAC Warrants.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This communication relates to the proposed business combination between Magnum Opus Acquisition Limited (“OPA”) and Asia Innovations Group Limited (“ASIG”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ASIG intends to file a Registration Statement on Form F-4 with the SEC, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all OPA shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. OPA and ASIG will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF OPA ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OPA and ASIG through the website maintained by the SEC at www.sec.gov. The documents filed by OPA and ASIG with the SEC also may be obtained free of charge upon written request to Magnum Opus Acquisition Limited, Unit 1009, ICBC Tower, Three Garden Road, Central, Hong Kong.

Participants in the Solicitations

OPA, ASIG and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from OPA’s shareholders in connection with the proposed business combination. You can find information about OPA’s directors and executive officers and their interest in OPA can be found in OPA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was originally filed with the SEC on February 17, 2022, as amended on February 23, 2022. A list of the names of the directors, executive officers, other members of management and employees of OPA and ASIG, as well as information regarding their interests in the business combination, will be contained in the Registration Statement on Form F-4 to be filed with the SEC by ASIG. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to OPA and ASIG. These forward-looking statements are based on OPA’s and ASIG’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of ASIG’s business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed business combination, any benefits of ASIG’s partnerships, strategies or plans as they relate to the proposed business combination, anticipated benefits of the proposed business combination and expectations related to the terms and timing of the proposed business combination, are also forward-looking statements. Although each of OPA and ASIG believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of OPA and ASIG caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond OPA’s and ASIG’s control. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed business combination, which is expected to be filed by ASIG with the SEC and other documents filed by OPA or ASIG from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. There may be additional risks that neither OPA or ASIG presently know or that OPA and ASIG currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by OPA or ASIG, their respective directors, officers or employees or any other person that OPA and ASIG will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for OPA or ASIG to predict these events or how they may affect OPA or ASIG. Except as required by law, neither OPA nor ASIG has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect OPA’s and ASIG’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against OPA or ASIG, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of OPA or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of OPA or ASIG as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; OPA’s estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact ASIG; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OPA’s final prospectus dated March 23, 2021 relating to its initial public offering and in subsequent filings with the SEC, including the registration statement on Form F-4 relating to the business combination expected to be filed by ASIG.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of September 30, 2022 (Hong Kong Time)/September 29, 2022 (Eastern Time), by and among Magnum Opus Acquisition Limited, Asia Innovations Group Limited, and Connect Merger Sub.

10.1*	Sponsor Lock-Up and Support Agreement, dated as of September 30, 2022 (Hong Kong Time)/September 29, 2022 (Eastern Time), by and among Magnum Opus Acquisition Limited, Asia Innovations Group Limited, Magnum Opus Holdings LLC, and certain shareholders of Magnum Opus Acquisition Limited.

10.2*	Company Shareholder Voting Agreement, dated as of September 30, 2022 (Hong Kong Time)/September 29, 2022 (Eastern Time), by and among Magnum Opus Acquisition Limited, Asia Innovations Group Limited, and certain shareholders of Asia Innovations Group Limited.

10.3	Form of Registration Rights Agreement by and among Asia Innovations Group Limited, Magnum Opus Holdings LLC and certain other parties thereto.

10.4	Form of Assignment and Assumption Agreement by and among Magnum Opus Acquisition Limited, Asia Innovations Group Limited and Continental Stock Transfer & Trust Company.

* The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The SPAC hereby undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that the SPAC may request confidential treatment for any such schedules so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNUM OPUS ACQUISITION LIMITED

	By:	/s/ Hou Pu Jonathan Lin
	Name:	Hou Pu Jonathan Lin
	Title:	Chief Executive Officer and Director
Date: September 29, 2022